EXHIBIT 99.1

Canagold Closes CAD$2 Million Second Tranche of Oversubscribed CAD$2.3

Million Private Placement Financing

Vancouver, Canada – January 19, 2022 – Canagold Resources Ltd. (TSX: CCM, OTC-QB:CRCUF, Frankfurt: CANA) (“Canagold” or the “Company”) announces that it has closed the second and final tranche of its non-brokered, oversubscribed CAD$2.3 million private placement, previously announced by Canagold in press releases dated December 22 and 31, 2021.

The second tranche of the private placement consisted of the issuance of 4.05 million flow through common shares priced at CAD$0.50 per share (“FT Shares”) for total proceeds of CAD$2.03 million.

Proceeds from the sale of FT Shares will be used to incur “Canadian exploration expenses” as defined in subsection 66.1(6) of the Income Tax Act and “flow-through mining expenditures” as defined in subsection 127(9) of the Income Tax Act (“Qualifying Expenditures”). Such proceeds will be renounced to the subscribers with an effective date not later than December 31, 2022, in the aggregate amount of not less than the total amount of gross proceeds raised from the issue of FT Shares. Proceeds from the Offering will be used for to fund eligible exploration expenditures of the Company’s New Polaris gold project in north-western British Columbia.

The securities issued in the Offering are subject to a four-month plus one day hold period ending on May 20, 2022, in accordance with applicable securities laws and the policies of the Toronto Stock Exchange (the “Exchange”). The Offering is subject to the final acceptance of the Exchange.

“Scott Eldridge”
Scott Eldridge, Chief Executive Officer CANAGOLD RESOURCES LTD.

About Canagold - Canagold Resources Ltd. is a growth-oriented gold exploration company focused on generating superior shareholder returns by discovering, exploring and developing strategic gold deposits in North America. Canagold shares trade on the TSX: CCM and the OTCQB: CRCUF.

For More Information - Please contact: Knox Henderson, VP Corporate Development

Toll Free: 1-877-684-9700 Tel: (604) 604-416-0337 Cell: (604) 551-2360

Email: knox@canagoldresources.com Website: www.canagoldresources.com

Cautionary Statement Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historical facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, statements with respect to the potential gross proceeds of the offering, the timing of closing and the potential use of proceeds from the offering. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “has proven”, “expects” or “does not expect”, “is expected”, “potential”, “appears”, “budget”, “scheduled”, “estimates”, “forecasts”, “at least”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved”.

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Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others risks related to the uncertainties inherent in the estimation of mineral resources; commodity prices; changes in general economic conditions; market sentiment; currency exchange rates; the Company’s ability to continue as a going concern; the Company’s ability to raise funds through equity financings; risks inherent in mineral exploration; risks related to operations in foreign countries; future prices of metals; failure of equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals; government regulation of mining operations; environmental risks; title disputes or claims; limitations on insurance coverage and the timing and possible outcome of litigation. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, do not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

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